Exhibit 17

Press Release

MARCONI DELIVERS NEW MULTISERVICE
SWITCH-ROUTER TECHNOLOGY

Commercial availability and first sale to US Federal Government represent major research and development achievement.

London – 16 September 2002 – Marconi (MONI) today announced worldwide commercial availability of its new flagship multiservice switch-router platform, the BXR-48000. In parallel, the company also announced the first sale of the new platform to the US Federal Government. The BXR-48000 breaks new ground in terms of speed, reliability and functionality and will help network operators worldwide reduce the capital and operating costs associated with maintaining conventional and Internet Protocol (IP) networks with a single, protocol-agnostic switch-router platform.

Marconi is unique in being able to meet the Department of Defense’s networking requirements because of the BXR-48000’s capability to transport data at up to OC-192c, the fastest speed currently possible using the Asynchronous Transfer Mode (ATM) protocol. Marconi has enjoyed a long relationship with the US Government with each of its significant switching and routing platforms deployed in a Federal network before going on to widespread acceptance in commercial service provider and enterprise networks. This partnership has created an installed base that exceeds $1.3 billion.

“Today’s announcement clearly demonstrates our commitment to a research and development programme that delivers results and gives our customers an insight to reliable, next-generation network design,” said Mike Parton, Marconi’s chief executive. “Bringing the BXR-48000 to market is a momentous achievement.”

One of the objectives of the research programme was to help develop highly robust and secure networking equipment capable of supporting next-generation, broadband networks. The BXR-48000 has been rigorously tested by independent laboratories, as well as the US Federal Government, and is under consideration by several top-tier national network operators.

Press Release

“This sale of the BXR-48000 into one of the most rigorous and demanding network environments in the world demonstrates that Marconi has designed and delivered a high-capacity switch-router that resolves the most pressing needs of communication networks today,” said Chris Nicoll, vice president, Telecom Infrastructure, Current Analysis. “The BXR-48000 is now generally available, and is proving its functionality in a unique, mission-critical environment.”

Joe Pajer, executive vice president of Marconi’s Broadband Routing and Switching group, said: “The BXR-48000 reduces the risk for Service Providers as they transition from traditional services to the IP-based services of the future. Convergence is further enabled by the BXR-48000 and provides operators with a single product that helps achieve more efficient network management and longer asset life cycles, helping reduce operators’ total cost of ownership and justifying future investment.”

ENDS/...

Notes to Editors

The BXR-48000 is the industry’s most flexible and scalable switch-router and defines a new product category for the networking industry. The BXR-48000’s capability to perform equally well as a router in IP networks and as a switch in ATM networks is unmatched by any other product currently available. The BXR-48000 scales from 40 to 480 Gbps in just two standard equipment racks, providing the highest bandwidth and port density in the industry. Marconi has several patents pending on the technology that underlies the BXR-48000’s multiservice capability.

Marconi’s development programme was designed to help support the convergence of ATM networks, which carry high-revenue, but slow-growth network traffic that demands a hard quality of service, with IP networks that support the rapid growth of Internet access and e-mail. This convergence is also being fostered by new technologies such as Multi-protocol Label Switching (MPLS). The BXR 48000 is MPLS-compliant.

About Marconi plc

Marconi plc is a global telecommunications equipment and solutions company headquartered in London. The company’s core business is the provision of innovative and reliable optical networks, broadband routing and switching and broadband access technologies and services. The company’s aim is to help fixed and mobile telecommunications operators worldwide reduce costs and increase revenues.

The company’s customer base includes many of the world’s largest telecommunications operators. The company is listed on the London Stock Exchange under the symbol MONI. Additional information about Marconi can be found at www.marconi.com.

This press release contains forward-looking statements with respect to products, partners, customers, future growth and other matters. Please refer to the Form 20-F report and Form 6-K reports filed by Marconi plc

Press Release

with the United States Securities and Exchange Commission for a discussion of risks that could cause actual results to differ materially from such statements.

Copyright© 2002 Marconi plc. All rights reserved. All brands or product names are trademarks of their respective holders.

Contacts

Joe Kelly/David Beck
Public Relations
Marconi PLC
+44 (0) 207 306 1771
joe.kelly@marconi.com

Heather Green
Investor Relations
Marconi PLC
+44 (0) 207 306 1735
heather.green@marconi.com